FINGERMOTION, INC.
(the “Corporation”)

SECURITIES TRADING AND REPORTING GUIDELINES

These Securities Trading and Reporting Guidelines (or the “Guidelines” as indicated) are to be read in conjunction with the Corporation’s Corporate Disclosure Policy.

Objectives

The Corporation’s commitment to ethical and lawful business conduct is a fundamental shared value of the Corporation’s Board of Directors (the “Board of Directors”), management and employees and critical to the Corporation’s success. These Guidelines covering securities trades by Corporation personnel (including directors) will help protect the Corporation and its personnel from potentially severe consequences. These Guidelines are intended to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Corporation.

Consequences

The consequences for violating these Guidelines may be severe. In addition to potential civil and criminal liabilities, employees who violate these Guidelines may be subject to discipline by the Corporation, including termination of employment with cause. Such violations of these Guidelines brought to the attention of any member of the Board of Directors will be brought to the attention of the full Board of Directors and upon legal advice may be reported to the appropriate securities regulators and other authorities.

General Guidelines

The following are general Guidelines that apply to all directors, officers and employees of the Corporation and their subsidiary companies.

1.	It is illegal for anyone with knowledge of material information affecting a public corporation that has not been publicly disclosed to purchase or sell securities of that corporation. If a director, officer, an associate or affiliate of a director of officer, any employee, or any former directors, officers and employees (who acquired material non-public information while with the Corporation), of the Corporation or its subsidiaries, has material non-public information relating to the Corporation, neither that person nor any related person may buy or sell securities of the Corporation or engage in any other action to take advantage of that information. This Guideline also applies to information relating to any other corporation, including our customers, suppliers or vendors and those with which the Corporation may be negotiating major transactions, obtained in the course of employment and to trading in the shares of such a customer or supplier. Information that is not material to the Corporation may nevertheless be material to one of these other companies.

Material information is any information relating to the business and affairs of the Corporation that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions. In short, any information that could reasonably affect the price of stock should be considered material.

Information that will likely be regarded as material includes: annual or quarterly financial results; projections of future earnings or losses; a significant change in earnings or earnings projections, news of a proposed merger, acquisition or tender offer; news of a significant purchase or sale of assets or the purchase or disposition of a division or subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products; impending bankruptcy or financial or liquidity problems; major litigation or regulatory sanctions; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

If in doubt as to whether or not you possess material information, please contact the Corporation’s Chief Financial Officer (the “Chief Financial Officer”) regarding your thoughts; the Chief Financial Officer will be able to provide their personal guidance to your situation, but the final judgment of material information rests with the individual regardless of advice or opinions provided.

2.	It is also illegal for anyone to inform any other person of material non-public information (tipping), except in the necessary course of business. Insiders and employees with knowledge of confidential or material information about the Corporation or counter-parties in negotiations of potentially material transactions are prohibited from trading securities of the Corporation or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated to the public.

All directors, officers (including the CFO, the Chair of the Board of Directors, the Chief Executive Officer, President, any Vice-President, the Corporate Secretary or any other individual who performs a similar function) of the Corporation and subsidiaries of the Corporation, and any person or corporation that beneficially owns or exercises control or direction over 10% or more of the shares of the Corporation, is an insider of the Corporation.

3.	Posting material, non-public information, or making statements or recommendations based on material non-public information, on any Internet website, electronic bulletin board, Internet message board, Internet chat room or other similar form of electronic communication, can also constitute tipping under the securities laws. Because of the high potential for improper or premature disclosure of material, non-public information posed by these activities and the resulting liability under the securities laws for the employee and the Corporation, no director, officer or employee may post any information about the Corporation, its business plans, its employees or directors, or its customers, suppliers or vendors, nor engage in any discussions with other parties about the Corporation, its business plans, its employees or directors, or its customers, suppliers or vendors, on any of these forums. Furthermore, employees should notify the Corporation’s CFO if they are aware of such activities by any other employee.

4.	It is also improper for a director, officer or employee to enter a trade immediately after the Corporation has made a public announcement of material information, including earnings releases. Because the Corporation’s stockholders and the investing public should be afforded time to receive the information and act upon it, no director, officer or employee should engage in any transactions involving Corporation shares until two full business day after such information has been released. Thus, if an announcement were made after the market closes on a Monday, Thursday would be the first day on which you could trade. If an announcement were made before the market opens on a Friday, Tuesday would be the first day you could trade.

5.	To minimize the risk of liability on the part of the Corporation and its personnel for violations of the foregoing insider trading restrictions, the Corporation has established a period relating to the Corporation’s earnings during which the Corporation’s directors, officers and employees should not buy or sell shares, or exercise options, under any circumstances. No director, officer or employee should engage in any transactions involving Corporation shares during the black-out period (the “Black-out Period”). The Black-out Period begins two weeks before the release of quarterly financial information and ends two full business days following the public release of the Corporation’s quarterly financial information.

Black-out Periods may be prescribed from time to time by the Corporation, as a result of special circumstances when insiders would be precluded from trading in its securities. All parties with knowledge of such special circumstances should be covered by the Black-out Period. These parties may include external advisors such as legal counsel, investment bankers, investor relations consultants and other professional advisors and counter-parties in negotiations of material potential transactions.

To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times.

1.	Documents and files containing confidential information should be kept in a safe place, with access restricted to individuals who “need to know” that information in the necessary course of business. Code names for confidential projects should be used if necessary.

2.	Confidential matters should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.

3.	Confidential documents should not be read or displayed in public places and should not be discarded where others can retrieve them.

4.	Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

5.	Transmission of documents by electronic means, such as by fax, e-mail or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

6.	Unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed.

7.	Access to confidential electronic data should be restricted through the use of passwords.

8.	Because we believe it is improper and inappropriate for any Corporation personnel to engage in short-term or speculative transactions involving Corporation stock, directors, officers and employees should not engage in any of the following activities with respect to securities of the Corporation:

(a)	trading in securities on a short-term basis – any Corporation shares purchased by any personnel in the open market should be acquired with the mindset of holding theses shares for a minimum duration of not less than six months and ideally longer, unless (in the case of employees who are not officers or directors) the sale results from personal emergency and the holding period is waived by the Corporation’s CFO;

(b)	short sales; and

(c)	buying or selling puts or calls.

Additional Guidelines for Directors and Officers

In addition to the above general Guidelines, the following specific Guidelines apply to all directors and officers of the Corporation.

1.	Directors and officers should obtain pre-clearance for all trading activities from the Chair of the Board of Directors or the CFO of the Corporation. This pre-clearance is intended to provide an additional review of current business initiatives to ensure that trading does not occur while material non-public information exists.

2.	Directors and officers must report all trading in securities to the CFO within 24 hours of the transaction taking place. Trading includes purchase and sale of securities, exercise of options, and transfer of securities.

3.	The CFO has been given power of attorney for the filing of all insider trading reports with the appropriate securities regulators within prescribed filing timelines on behalf of the directors and officers.

Insider Trading Reporting

It is the personal duty of each of the directors, officers and other insiders to file insider reports following any trade or other change in holdings of securities of the Corporation (including the exercise of any options) in accordance with securities laws. The Corporation assists directors and officers with the filing procedures by providing administrative support. This administrative support does not remove individual responsibility to file insider reports in a timely and accurate fashion. Currently, insider reports must be filed within two days (and five days if reporting in Canada), after a change in direct or indirect beneficial ownership of, or control or direction over, the Corporation’s securities. Insider trading reports may be filed electronically. Registration of the Corporation’s insiders under the electronic filing systems (known as EDGAR and SEDI, applicable) is available through the CFO. Copies of all filed insider trading reports are to be promptly provided to the CFO.

Control Blocks (if subject to Canadian reporting requirements)

This section applies to persons who hold 20% or more of the securities of the Corporation.

Sales by a Control Person

Any trade in securities by, or from the holdings of, a control person must be made by way of a prospectus or pursuant to an exemption from the prospectus requirements. A “control person” is (a) a person who holds a sufficient number of the voting securities of the Corporation to materially affect the control of the Corporation or (b) each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting securities of the Corporation to materially affect the control of the Corporation. Alternatively, a control block distribution may be made on a prospectus exempt basis after the filing of an advance notice of intention to sell securities provided certain other conditions are satisfied: the selling security holder must sign the required notice no earlier than one day before it is filed, must file the required notice on EDGAR (Form 144) and/or SEDAR (Form 45-102F1) at least seven days before the first trade of the securities, and must file an insider report within two days and five days in Canada after the completion of any trade. In addition to filing a notice of intention, the following conditions must also be satisfied: (a) the Corporation is and has been a reporting issuer in a Canadian jurisdiction for the four months immediately preceding the sale; (b) the selling security holder has held the securities for at least four months; (c) no unusual effort is made to prepare the market or to create a demand for the security and no extraordinary commission or consideration is paid to a person in respect of the trade; and (d) the selling security holder has no reasonable grounds to believe that the Corporation is in default of securities legislation.

Purchases by a Control Person

A person must not offer to acquire voting securities of the Corporation where the acquisition would result in that person owning 20% or more of the outstanding securities of that class, unless the offer is made by way of a formal take-over bid to all holders of the Corporation’s securities. There are limited exceptions to this rule. Two of those exceptions are the following: (a) under the normal course purchase exemption, the following requirements apply: (i) the purchase is for no more than 5% of the outstanding securities of a class of securities; (b) the aggregate number of securities acquired by the purchaser and any joint actor within a given 12-month period, together with acquisitions otherwise made by the purchaser and any joint actor within the same 12-month period, does not exceed 5% of the securities of that class outstanding at the beginning of that 12-month period; (c) the value of the consideration paid for any of the securities acquired is not in excess of the market price of the date of acquisition, plus reasonable brokerage fees or commissions actually paid; and (d) under the private agreement exemption, purchases must not be made from more than five persons, and the price of the securities purchased must not be greater than 115% of the market price of the securities at the date of the purchase.

Reporting by a Control Persons

Control persons are reminded to file revised early warning reports and insider reports with respect to any trades in the securities of the Corporation as required under applicable securities laws.

Individual Responsibility

Each director, officer, employee, insider or person subject to these guidelines has the individual responsibility to comply with these Guidelines and applicable securities laws. The Guidelines set forth herein are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Corporation’s securities.

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